FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

21 March 2018

Notification of Transactions of Persons Discharging Managerial Responsibilities (“PDMRs”)

1.
During 2016 and 2017, awards of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc were granted under the HSBC fixed pay allowance arrangements (the "Awards"). The Awards comprised part of the relevant employees' fixed remuneration for the relevant period. The 2017 Awards will be released in five equal annual instalments starting from March 2018. Instalments from the 2016 Awards were also released in March 2018.

      On 19 March 2018 the following Shares were sold in London.

PDMRs

Name	Shares disposed	Price
Samir Assaf	27,849	£7.0079
Patrick Burke	2,270	£7.0418
Antonio Simoes	1,873	£7.0079

2.
On 21 March 2018, Iain Mackay exercised and sold 3,469 Shares under the HSBC Savings-Related Share Option Plan. The Shares were sold in London at £6.9640.

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Iain Mackay

2 - Reason for the notification

Position/status	Group Finance Director

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings PLC

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-03-21	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP – British Pound
Nature of Transaction:		Price	Volume	Total
Acquisition		£5.19	3,469	£17,999.60
	Aggregated	£5.189	3,469	£17,999.60

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-03-21	Ordinary Shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP – British Pound
Nature of Transaction:		Price	Volume	Total
Disposal		£6.96	3,469	£24,158.12
	Aggregated	£6.964	3,469	£24,158,12

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Samir Assaf

2 - Reason for the notification

Position/status	Chief Executive, Global Banking and Markets

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-03-19	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP – British Pound
Nature of Transaction:		Price	Volume	Total
Disposal		£7.01	27,849	£195,163.01
	Aggregated	£7.008	27,849	£195,163.01

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Patrick Burke

2 - Reason for the notification

Position/status	President and Chief Executive of HSBC US

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-03-19	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction:		Price	Volume	Total
		£7.04	2,270	£15,984.89
Disposal	Aggregated	£7.042	2,270	£15,984.89

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Antonio Simoes

2 - Reason for the notification

Position/status	Chief Executive, HSBC Bank plc

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-03-19	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction:		Price	Volume	Total
Disposal		£7.01	1,873	£13,125.80
	Aggregated	£7.008	1,873	£13,125.80

For any queries related to this notification please contact:

Larissa Wilson
Shareholder Services
020 7991 0595

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 21 March 2018